

11021180

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66533

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NORTHWINDS ADVISORS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

205 North Michigan Avenue Suite 4310
(No. and Street)

Chicago	Illinois	60601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAVID & BERNSTEIN LLP
(Name – *if individual, state last, first, middle name*)

230 WEST MONROE STREET , SUITE 330	CHICAGO	ILLINOIS	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip L. Kampf, Jr. ________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northwinds Advisors LLC ________, as of DECEMBER 31 ________, 20 10 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RAVID &
BERNSTEIN LLP
Certified Public Accountants

- John V. Basso, CPA
- William H. Brock, CPA
- Mark T. Jason, CPA
- Phillip C. Ravid, CPA

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS

The Members
Northwinds Advisors LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Northwinds Advisors LLC (Company) as of December 31, 2010, and the related statements of operations and changes in members' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page nine is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ravid & Bernstein LLP

March 11, 2011

230 West Monroe Street ◆ Suite 330 ◆ Chicago, IL 60606 ◆ Tel. 312/782 4710 ◆ Fax 312/782 4711

NORTHWINDS ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Cash in bank	$ 5,708	
Commissions receivable	4,172	
Due from related parties	7,574	
Other	230	
		$ 17,684

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Accounts payable	$ 7,010
Members' Capital	10,674
	$ 17,684

See Notes to Financial Statements.

NORTHWINDS ADVISORS LLC

STATEMENT OF OPERATIONS AND CHANGES IN MEMBERS' CAPITAL

YEAR ENDED DECEMBER 31, 2010

COMMISSION AND FEE INCOME		$ 141,814
OPERATING EXPENSES:		
Commissions	$ 131,560	
Regulatory Fees	4,929	
Licenses and Fees	300	
Insurance	184	
Professional fees	32,981	
		169,954
NET LOSS		(28,140)
MEMBERS' CAPITAL, BEGINNING OF YEAR		22,218
CAPITAL CONTRIBUTIONS		16,596
CAPITAL WITHDRAWALS		-
MEMBERS' CAPITAL, END OF YEAR		$ 10,674

See Notes to Financial Statements.

NORTHWINDS ADVISORS LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2010

OPERATIONS:		
Net loss	$ (28,140)	
Adjustments to reconcile net loss to cash used in operations:		
Increase in receivables	(11,976)	
Decrease in deposit and prepaid expense	10,703	
Increase in accounts payable	6,956	
Cash used in operations		$ (22,457)
FINANCING ACTIVITIES:		
Members' capital contributions	16,596	
Cash provided by financing activities		16,596
NET DECREASE IN CASH		(5,861)
CASH, BEGINNING OF YEAR		11,569
CASH, END OF YEAR		$ 5,708

SUPPLEMENTAL CASH FLOW DISCLOSURES:	
Cash paid during the year for Illinois replacement tax	$ -
Cash paid during the year for interest	$ -

See Notes to Financial Statements.

1. Organization and Nature of Operations:

Northwinds Advisors LLC (the Company) was organized on July 18, 2003 as a limited liability company. In 2008, the Company amended its operating agreement and changed its name from The Gemini Securities Group LLC to Northwinds Advisors LLC. The Company is registered as a broker-dealer with the Security and Exchange commission (SEC), and engages in the distribution of private offerings of limited partnerships, primarily real estate investments and other similarly structured instruments. The Company is owned by two single member limited liability companies, Helios Group LLC and Macatawa Group LLC. The operating agreement provides for net income and losses, tax credits and tax preference items to be allocated 50% to each member.

2. Summary of Significant Accounting Policies:

a. Financial Statement Presentation:

The financial statements have been prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

b. Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c. Financial Instruments:

The Company's financial instruments are cash, accounts receivable and accounts payable, for which recorded values approximate fair values based on their short-term nature.

d. Cash and Cash Equivalents:

The Company maintains its operating cash in a bank checking account insured by the Federal Deposit Insurance Corporation. Currently, the insurance coverage is unlimited.

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

e. Commissions Receivable:

Management believes that, based on collection history and a regular review of outstanding accounts the balance of commissions receivable at December 31, 2010 is collectible in full, and accordingly, no allowance for doubtful accounts has been recorded.

2. Significant Accounting Policies - continued:

f. Income Taxes:

Since the Company is a limited liability company, it files a partnership return for income tax purposes; therefore there is no income tax liability at the entity level. Rather, the Company's net income or loss is allocated among the members, and is reported on their income tax returns. Accordingly, no provision is made for income taxes in the financial statements.

Effective January 1, 2009, the Company adopted FASB ASC 749, which provides guidance regarding the recognition, measurement, disclosure and financial statement presentation of uncertain tax positions. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions will "more-likely-than-not" be sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold would be recorded as a tax expense or benefit and liability or asset in the current year. The adoption of this standard had no effect on the Company's financial statements.

g. Subsequent Events:

Management has evaluated subsequent events through March 11, 2011, the date on which these financial statements were available to be issued.

3. Related Party Transactions:

The Company shares office space, office equipment and personnel with an affiliate at no cost to the Company. The Company loaned $5,000 to that affiliate in April, 2010. The loan is unsecured, with no stated interest or maturity. In addition, the Company advanced a total of $2,574 to a member, with no stated interest or repayment terms. The total of these loans is separately reported in the statement of financial condition at December 31, 2010.

4. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under this rule, the Company is required to maintain net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2010, the Company had net capital of $2,870, which was $2,130 less than the required amount. The members have agreed to make capital contributions in March, 2011, as necessary, to raise net capital to a level in excess of the required amount.

NORTHWINDS ADVISORS LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2010

COMPUTATION OF NET CAPITAL

Total capital and allowable subordinated liabilities	$ 10,674
Deductions for non-allowable assets:	
Due from related parties	(7,574)
Other	(230)
NET CAPITAL	2,870
Minimum capital requirement	5,000
DEFICIENCY IN NET CAPITAL	$ (2,130)
DEFICIENCY IN NET CAPITAL AT 120%	$ (3,130)

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate indebtedness	$ 7,010
Ratio: Aggregate indebtedness to Net Capital	2.44 to 1

Note: The above information on this schedule is in agreement, in all material respects, with the unaudited FOCUS report, Part II, filed by the Company as of December 31, 2010, as amended.

RAVID &
BERNSTEIN LLP
Certified Public Accountants

- John V. Basso, CPA
- William H. Brock, CPA
- Mark T. Jason, CPA
- Phillip C. Ravid, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

The Members
Northwinds Advisors LLC
Chicago, Illinois

In planning and performing our audit of the financial statements and supplemental schedules of Northwinds Advisors LLC (Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), including control activities for safeguarding securities, as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13, or

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

230 West Monroe Street ◆ Suite 330 ◆ Chicago, IL 60606 ◆ Tel. 312/782 4710 ◆ Fax 312/782 4711

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CBOE, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ravid & Bernstein LLP

March 11, 2011

NORTHWINDS ADVISORS LLC

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION AND INDEPENDENT AUDITORS' REPORTS

YEAR ENDED DECEMBER 31, 2010

NORTHWINDS ADVISORS LLC

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION AND INDEPENDENT AUDITORS' REPORTS

YEAR ENDED DECEMBER 31, 2010

CONTENTS